UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

January 7, 2026

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In the Matter of

Bialgo Commercial Operation Management CO., Ltd
25th Floor, Tower A, Kaili International, Shoufeng Street,
Zhengdong New Area, Zhengzhou Area of Henan Pilot Free Trade Zone
China

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-284575

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Bialgo Commercial Operation Management CO., Ltd filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Bialgo Commercial Operation Management CO., Ltd has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on January 7, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief